DISABILITY RIDER -                      In this rider, "we", "our" and "us" mean
WAIVER OF PREMIUMS                      The Equitable Life  Assurance Society of
                                        the United States. "You" and "your" mean
                                        the owner of the policy at  the time  an
                                        owner's right is exercised.
--------------------------------------------------------------------------------

THIS RIDER'S BENEFITS AND ITS COST. We will pay the specified premiums for this policy when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider. However, if the total monthly deductions at the beginning of a policy month is higher than the specified premiums for that month for this policy, we will instead waive such monthly deductions.

If total disability begins on or after the insured person's fifth birthday and before the age 60 anniversary, we will pay all such premiums or waive all such deductions, if higher, while total disability continues.

If total disability begins at or after the age 60 anniversary we will pay only such premiums or waive only such deductions due to be made before the age 65 anniversary while total disability continues.

In this rider,  "age 60 anniversary"  and "age 65  anniversary"  mean the policy
anniversaries   nearest  the   insured   person's   60th  and  65th   birthdays,
respectively.

While such premiums or deductions, if higher, are being waived:

1. Insurance under the policy and under any additional benefit riders will be provided in accordance with their terms, and

2.   You may not increase or decrease the Face Amount of Insurance; and

3. Except for the waiver of monthly deductions, your Policy Account will continue to operate as if monthly deductions were not being waived.

We will refund any premiums that are eligible for waiver and were paid by you prior to the time we began to pay specified premiums, but not more than the specified premiums that were due during that time.

If the monthly deduction was higher than the specified premium for any month described in the paragraph above, the monthly deduction for that month will instead be credited to your Policy Account as of the date it was subtracted. Such credits will be allocated to your value in the unloaned portion of our Guaranteed Interest Division and to your values in the investment divisions of our Separate Account on the basis of your monthly deduction allocation percentages in effect on the date deductions were made. The value of your Policy Account will be determined as if such deductions had never been made.

While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account.

The Maximum Monthly Charges for this rider are shown on Page 4.

WHAT IS TOTAL DISABILITY? Total disability means the insured person's complete inability, because of bodily injury or disease, to perform all of the substantial and material duties of his or her regular occupation. However, after 24 consecutive months of such disability, total disability will mean the insured person's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training or experience.

We will also recognize the complete and irrecoverable loss of sight of both eyes, or the use of both hands or both feet or of one hand and one foot as total disability. We will presume any such loss to be total disability even if the insured person engages in any occupation.

WHAT IS NOT COVERED?  We will not pay premiums or waive such monthly deductions:

1. For a total disability that begins before the insured person's fifth birthday, or that begins while this rider is not in effect; or

2.   If total disability results from:

     a.   Intentionally self-inflicted injury; or

     b. Service in the armed forces of any country at war, including declared and undeclared war and resistance to armed aggression.

YOU MUST GIVE US PROOF OF DISABILITY. Before we pay any premiums or waive any monthly deductions, if higher, we must be given written notice of claim, and proof that total disability of the insured person has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not pay or refund any specified premiums or refund as a credit monthly deductions due more than one year prior to the date that proof is given to us.

R94-216A   Disability Rider Waiver of Premiums               (continued on back)

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We may require proof at reasonable  intervals that total  disability  continues.
After total disability has continued for two years we will not require proof more than once a year. We will not require proof after the age 65 anniversary if we paid premiums or waived monthly deductions, if higher, for the five preceding years.

We may require examination of the insured person by our medical representatives at our expense as part of any proof of total disability.

We will not pay premiums or waive monthly deductions if proof is not furnished as required.

WHEN THIS RIDER WILL TERMINATE.  This rider will not be in effect:

a.   At and after the age 65 anniversary; or

b.   If the policy terminates.

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

A claim based on total disability that begins before termination of this rider will not be affected by the termination.

WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; or (b) the date as of which this rider becomes effective if added or restored after issue of the policy.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/  Pauline Sherman                              /s/ James M. Benson
     ---------------                                  ---------------
     Pauline Sherman                                  James M. Benson
     Vice President                                   President & Chief
     & Secretary                                      Executive Officer


R94-216A